2:46 PM
08/20/21
Accrual Basis

Sticky Fingers Sweets & Eats, Inc.
Balance Sheet
As of June 30, 2021

	Jun 30, 21
ASSETS	
Current Assets	
Checking/Savings	
1005 · BB&T - Operating (0195)	11,975.78
1008 · Eagle Bank - Operating (9928)	105,555.97
1008.1 · Eagle Bank - Payroll (3223)	70.00
1008.2 · Eagle Bank - EIDL (3231)	149,900.00
1009 · Sandy Springs PPP (8500)	186,250.78
Total Checking/Savings	453,752.53
Accounts Receivable	
1200 · Accounts Receivable	11,905.45
Total Accounts Receivable	11,905.45
Other Current Assets	
1150 · Credit Card Receivable	3.30
1206 · Doordash receivable	555.45
1300 · Inventory Ingredients/Packaging	6,619.39
1400 · Prepaid Expense	10,901.76
1950 · Due to/from Farewell	7,131.62
Total Other Current Assets	25,211.52
Total Current Assets	490,869.50
Fixed Assets	
1500 · Leasehold Improvements	207,636.17
1510 · Property and Equipment	172,926.08
1575 · Accumulated Depreciation	-221,382.51
Total Fixed Assets	159,179.74
TOTAL ASSETS	**650,049.24**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 · Accounts Payable	9,739.12
Total Accounts Payable	9,739.12
Credit Cards	
2133 · American Express (12007)	107.00
Total Credit Cards	107.00
Other Current Liabilities	
2122 · Due to staff (go fund me)	462.76
2200 · Payroll Taxes Payable	1,727.57
2275 · SIMPLE payable	25.00
2300 · Sales Tax Payable	86.11
2400 · Accrued Expenses	10,309.12
2500 · Other Liabilities	27,314.36
Total Other Current Liabilities	39,924.92
Total Current Liabilities	49,771.04

Sticky Fingers Sweets & Eats, Inc.
Balance Sheet
As of June 30, 2021

	Jun 30, 21
Long Term Liabilities	
2600 · Shareholder Loan - DP	403.50
2660 · SBA loan	150,000.00
2670 · PPP Loan	90,984.00
2671 · PPP2-Sandy Springs Bank	127,378.00
Total Long Term Liabilities	368,765.50
Total Liabilities	418,536.54
Equity	
3000 · Retained Earnings	192,119.50
3100 · Capital Stock	500.00
3200 · Distributions, Doron Petersan	-20,000.00
3500 · Treasury Stock	-21,479.13
3600 · Tax Basis adustments	6,000.00
Net Income	74,372.33
Total Equity	231,512.70
TOTAL LIABILITIES & EQUITY	**650,049.24**